SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/ no. 01.832.635/0001-18

NIRE 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 30, 2011

Date, Time and Place: September  30, 2011, at 10:30 a.m., at the Company’s registered office, located at Avenida Jurandir no. 856, Lote 04, 1o andar [1st floor], Jardim Ceci, in the City of São Paulo, State of São Paulo. Quorum: The meeting was attended by all members of the Board of Directors, except for Mr. Waldemar Verdi Júnior. Board:  Chairman, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci. Agenda and deliberations: The unanimity of the attendees decided to approve: I.  Request to exercise the purchase option for fifteen thousand, eight hundred ninety-five (15,895) preferred shares, presented by Mr. Nelson Mitsuhide Shinzato, relative the First Granting, carried out based on the Company’s Stock Purchase Option Plan, with the use of treasury shares. II.  Signature of the collateral instruments, as guaranty, with respect to the following agreements of each aircraft mentioned below, in addition to ratifying all acts already performed in the operations: (a) Amendment no. 09 and Amendment no. 10 to the Purchase Agreement (Airbus Purchase Agreement) concerning the purchase of twenty-two (22) NEO aircraft and ten (10) Standard aircraft, to be executed between the company  Airbus S.A., in the capacity of seller, and the Company, in the capacity of guarantor; (b) Aircraft and Engine Finance Lease Agreement concerning the aircraft Airbus A319-132, series numbers and prefixes: 1092 PT-MZC, 1096 PT-MZD, 1103 PT-MZE, 1139 PT-MZF and engine IAE V2533 Spare Engine, to be executed between a company to be defined, in the capacity of lessor, between DVB Bank SE, in the capacity of financing bank and the Company, in the capacity guarantor; and (c) Aircraft Lease Agreement relative the aircraft Airbus A320-200, series numbers and prefixes: 5066 PR-MYP and 5101 PR-MYQ – Sale and Lease Back, to be executed between the company Avolon Aerospace Leasing Limited or a subsidiary, affiliated or appointed company, in the capacity of lessor  and the Company, in the capacity of guarantor. III. Granting and signature of the guarantee instrument, as a guaranty, in the limit of up to two million and five hundred thousand US dollars (US$ 2,500,000.00), bound to the Aviation Fuel Supply Agreement, to be executed between TAM Linhas Aéreas S/A, in the capacity of purchaser and Vitol Inc., in the capacity of seller/supplier, as well as of all documents related thereto. IV.  Buyback of preferred shares issued by the Company, according to the following terms: (a) Purpose: Acquisition of preferred shares issued by the Company itself for custody in treasury and subsequent use for the exercises of options in the scope of the Company’s Stock Purchase Option Plan; (b) Quantity of Shares to be acquired: The acquisition shall respect the limit up to fifty-four thousand one hundred thirty-seven (54,137) preferred shares, equivalent to 0.072% of the outstanding shares of that class; (c) Term for the accomplishment of such Operations: The maximum term for accomplishment of the operation is three hundred sixty-five (365) days, counting from this date. The acquisition of shares shall be made at the auction of the Stock Exchange of São Paulo, at market price; (d) Quantity of outstanding Shares in the market: eighty-three million, three hundred seven thousand nine hundred fifty-eight (83,307,958) outstanding shares in the market; and (e) Authorized Financial Institutions: BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., with registered office at Av. Brigadeiro Faria Lima, no. 3.729, 9o andar [9th floor], São Paulo – SP, registered with the Corporate Taxpayer’s Roll/Treasury Department (CNPJ/MF) under no. 43.815.158/0001-22. Closing:  No other business to discuss, the meeting was closed and these minutes were drawn up on a summarized format, which upon being read was signed by all attendees. São Paulo, September 30, 2011. (signed) Maria Cláudia Oliveira Amaro – Chairwoman, Flávia Turci – Secretary. Directors: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano and André Esteves. True copy of the minutes transcribed in a specific book.

_________________________________ Flávia Turci Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.